UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer: Taylor Hoffman, Inc.

Legal Status of Issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 12/13/2018

Physical Address of issuer:

1021 East Cary Street

Suite 2100

Richmond, VA 23219

Website of issuer:

https://taylorhoffman.com

Name of Co-issuer:

Taylor Hoffman I, a series of Wefunder SPV, LLC

Legal Status of Co-issuer:

    Form: Limited Liability Company

    Jurisdiction of Incorporation/Organization: DE

    Date of organization: 03/15/2022

Physical address of co-issue:

    4104 24th Street

    PMB 8113

    San Francisco, CA 94114

Current Number of Employees: 8

	Fiscal year-end 2022	Fiscal year-end 2021
Total Assets	$1,813,887	$2,239,438
Cash & Cash Equivalents	$21,865	$49,040
Accounts Receivable	$250	$0
Short-Term Debt	$475,334	$229,049
Long-Term Debt	$80,787	$109,600
Revenues/Sales	$2,346,778	$1,893,833
Cost of Goods Sold	$0	$0
Taxes Paid	$19,785	$11,955
Net Income	-$1,103,713	-$768,788

April 30, 2023

Form C-AR

Taylor Hoffman, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Taylor Hoffman, Inc, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://wefunder.com/taylor.hoffman no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/30/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Summary

The Company

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto

Taylor Hoffman, Inc. (the "Company") is a Delaware corporation formed on December 13, 2018

The Company is headquartered at 1021 East Cary Street, Suite 2100, Richmond, VA 23219.

The Company's website is https://www.taylorhoffman.com/.

The Company and its predecessors have complied with the ongoing reporting requirements of Rule 202 or Regulation Crowdfunding.

The information available on or through our website is not a part of this Form C-AR

The Business

Taylor Hoffman, Inc. consists of two wholly-owned subsidiaries, Taylor Hoffman Wealth Management, LLC (THWM) and Taylor Hoffman Capital Management, LLC (THCM). THWM performs investment management and wealth management services for clients and generates the bulk of the revenue for Taylor Hoffman, Inc. THCM has three primary business lines: private funds, Separately Managed Accounts (SMAs), and Avidus. THCM's private fund business provides investment management services to accredited investors and has the ability to invest in alternative assets including but not limited to, derivatives and private equity. THCM's SMA business offers the firm's portfolios to clients through brokerage accounts. THCM also owns Avidus, a phone application designed to scale our investment portfolios to clients across the country. We plan to continue our growth across all our services in order to maximize the shareholder value.

Officer Information

Directors of the Company

Director	Principal Occupation	Main Employer	Year Joined as Director
Brandon Taylor	CEO	Taylor Hoffman	2019
Gabriel Hoffman	COO	Taylor Hoffman	2019
Tom Chaby	Leadership training, public speaking	Self-Employed	2021

Officers of the Company

Officer	Positions Held	Year Joined
Brandon Taylor	CEO	2019
Gabriel Hoffman	Secretary	2019
Gabriel Hoffman	Treasurer	2019
Gabriel Hoffman	COO	2019
Gabriel Hoffman	CCO	2019
Sean Rutherford	CFO	2020

Past Employment Experience

Officer	Employer over last 3 years	Principal Business	Title	Date of Service
Brandon Taylor	Taylor Hoffman, Inc	Investment management	CEO	2019-present
Gabriel Hoffman	Taylor Hoffman, Inc	Investment management	COO, CCO	2019-present
Tom Chaby	Self-Employed	Leadership training, public speaking	Self-Employed	2015-present
Sean Rutherford	Taylor Hoffman, Inc. 2020-present Meadows Urquhart Acree & Cook LLP 2018-2020	Investment management Accounting services	CFO Senior Tax Associate	2020-present 2018-2020

Risk Factors

EACH INVESTOR IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUCH INVESTOR HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. EACH INVESTOR UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

No Guarantee of Return

An investment in the Company will involve various risks and uncertainties. Each prospective investor should carefully consider the following risk factors in conjunction with the other information contained in all disclosure materials before purchasing. The risks discussed in this section can adversely affect the Company operations, operating results, financial condition and prospects. This could cause the value of the Company's shares to decline and could cause potential investors to lose part or all of your investment. The risks and uncertainties described are not the only ones that the Company faces but do represent those risks and uncertainties presently known that the Company believes are material to its operations, operating results, prospects and financial condition. You should review the risks of this investment with your legal and financial advisors. Potential investors should invest only to the extent that they are able to bear the risk of the loss of their entire investment and have no need for immediate liquidity. An investment should not be a major part of your portfolio of assets.

Certain Factors May Affect Future Success

Any continued future success that the Company might enjoy will depend upon many factors including factors beyond the Company's control and/or which cannot be predicted at this time. These factors may include but are not limited to: changes in general economic conditions; changes in the regulatory environment that makes it more difficult to operate as planned; the Company's ability to expand our customer base and retain key customers; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition.

Limited Operating History

The Company has not established enough revenues or operations that will provide financial stability in the long term. There can be no assurance that the Company can realize its plans on the projected timetable to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. There can be no assurance that such capital shall be available at reasonable cost, or that it would not materially dilute the investment of investors in this Offering if it is obtained. Investment in an early stage company such as this Company is inherently subject to many risks, and investors should be prepared to withstand a complete loss of their investments. The Company only has a limited operating history upon which investors may base an evaluation of its performance; therefore, it is still subject to the entire risks incident to the creation and development of a new business.

Need for Additional Financing

The Company believes that the net proceeds from past offerings shall be sufficient to fund the Company's operations as currently conducted for at least the next 12 months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. As a result, the Company may require substantial additional financing to implement its business objectives.

There can be no assurances that the Company shall be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. Should the Company's operations not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Intellectual Property Rights

The Company's success depends on our ability to obtain, maintain, defend and enforce intellectual property rights. Our ability to compete against other businesses selling similar products depends on our ability to secure and enforce intellectual property rights, including patent, trademark and trade secret rights. However, there is no guarantee that any patent or trademark applications that we have filed (or we may in the future file) will be approved, and any patent or trademark registrations that have issued (or may in the future issue) could be held invalid due to our conduct or challenges by third parties. We could lose our trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

The Company could be held to violate intellectual property rights of third parties. Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, we have not performed any freedom to operate analyses (other than standard trademark searches related to the "Avidus" mark), and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

Tax Risks

No representation or warranty of any kind is made by the Company, the officers, directors, counsel to the Company, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Dilution

After completion of the Offering, the Company's then existing equity holders may have their interests diluted through any future issuance of securities by the Company to raise capital. Moreover, existing equity holders may experience further dilution to the extent that future shares may be issued for a value less than the price paid in this offering. Subsequent investment into the Company may dilute each investor's percentage of ownership in the future. The purchase of equity in this offering does not confer on the investor any rights or protection against this dilution.

Control by Existing Stockholders

Following the Offering, the founders and principal stockholders of the Company will continue to own a majority of the common stock of the Company. As a result, such founders and principal stockholders shall have a significant influence on the affairs and management of the Company, as well as on all matters requiring stockholder approval, and changing the Company's dividend policy. Such concentration of ownership and control including electing and removing members of the Company's board of directors (the "Board"), causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the could have the effect of delaying, deferring or preventing a change in control of the Company even when such a change of control would be in the best interests of the Company's other stockholders.

Payment of dividends

The Company is not required to, and there is no guarantee that the Company will, pay dividends in any year.

Limited Liquidity in the Absence of a Public Market

There is no public market in which the equity in this offering may be sold, and it is not anticipated that any such market shall develop in the foreseeable future. Therefore, purchasers should be prepared to hold their positions indefinitely.

Restrictions on Transfer

Investors shall own unregistered securities, the Preferred Stock ("Shares"), comprising a minority interest in a privately owned company. The securities may not be transferable under certain state securities laws, which require registration or qualification. In such cases, the subscribers desiring to dispose of securities must deliver to the Company an opinion of counsel satisfactory to the Company to the effect that the proposed disposition of securities shall not violate the registration or qualification requirement of relevant state securities law.

Because of potential restrictions on transferability of the Shares, and the fact that no trading market exists or is expected to develop for the Shares, holders of the Shares are not likely to be able to liquidate their investments or pledge the Shares as security on a loan in the event of an emergency. Thus, the Shares should be considered only as a long-term investment. There can be no assurances that the Company shall be able to affect a public registration of its shares, as its present level of business does not merit public ownership. In order to affect value from a public offering, a suitable underwriter must be located and a public market must be maintained following such offering. Typically, in an initial public offering existing shareholders are not permitted to sell their shares in such an offering, and are frequently required by the underwriter to "lock-up" their shares for a period of time thereafter.

Risk of Managing Growth

As the Company transitions to what the Company hopes will be a company generating substantial revenues, the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance.

The anticipated growth of the Company could place a strain on the Company's management, and operational and financial resources. Effective management of the anticipated growth will require expanding the Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. However, there can be no assurances that these or other measures implemented by the Company shall effectively increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources, and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Dependence on Key Personnel

The Company is highly dependent on the services of Brandon Taylor and Gabriel Hoffman, and the loss of their services could have an adverse effect on the future operations of the Company. Although the Company does not currently maintain a key-person life insurance policy insuring the lives of Mr. Taylor and Mr. Hoffman, the Company may apply for such a life insurance policy.

Risks Associated with Financial Projections

The financial projections discussed in our offering materials have been prepared by management and are based upon assumptions that the Company believes to be reasonable. The projected results are dependent on the successful implementation of management's growth strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. The selection of assumptions underlying such projected information has required the exercise of judgment, and the projections are inherently subject to significant uncertainty because that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect our ability to achieve the projected results. For these reasons, actual results achieved during the periods covered may be materially and adversely different.

Even if the assumptions underlying the Company's plans prove to be correct, there can be no assurances that the Company shall not incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that customers desire the advantages provided by the Company's products and services. However, there can be no assurances that the Company's objectives shall be realized if any of the assumptions underlying its plans prove to be incorrect. Investors should also be aware that no independent market studies have been conducted by the Company regarding the Company's plan, nor are any such studies currently planned.

Risks Related to Economic Conditions

Economic recessions or downturns may have an adverse effect on the Company, its financial condition, results of operations and the Company performance. Negative general economic conditions could continue to reduce the overall amount of demand, which may in turn adversely affect our revenues.

Government Risks

Costs imposed pursuant to governmental laws and regulations may reduce the Company's net income and the cash available for distributions to Investors. Privacy issues are subject to federal, state and local laws and regulations relating to protection of individuals. 3P could be subject to liability in the form of fines, penalties, or damages for noncompliance with these laws and regulations.

Litigation Risks

Lawsuits arise from unexpected quarters. Litigation is both expensive and time consuming even when one's position eventually prevails completely. Obviously, any litigation or threats of litigation could have a significant impact on the Company from the standpoint of daily operations and eventual financial return.

Small management team

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Capitalization and Ownership

Description of Issuer's Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights?
Common Class B	200,000	5,991	Yes
Common Class A	200,000	100,000	Yes
Preferred Shares	200,000	12,026	No

Preferred shares are non-voting except as required by law. Preferred shares have both a dividend and liquidation preference over any class of Common Stock.

Principal Security Holder

Name of Holder	No. and Class of Securities Now Held	% of Voting Power prior to Offering
Taylor Family Holdings LLC (91.578% owned by Brandon Taylor)	95,000 A shares and B shares	89.63%

Current Creditors

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Brandon Taylor	$114,750	0%	2027	This note is expected to be paid in full during Q3 2023

Past Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
09/2020	Section 4(a)(2)	other	$40,000	General Operations
12/2020	Section 4(a)(2)	other	$100,000	General Operations
06/2021	Regulation D, Rule 506(b)	SAFE	$1,345,000	General Operations
07/2022	Section 4(a)(6)	Preferred	$496,500	General Operations

Related Party Investments in Fiscal Year 2022

Name	Brandon Taylor
Amount Invested	$100,000
Transaction Type	Preferred stock purchase through an SPV
Issue Date	07/07/2022
Relationship	CEO
Explanation	Brandon Taylor invested in preferred shares alongside all other investors with the same terms during the WeFunder capital raise

Business Overview

Management's Discussion and Analysis of Financial Condition and Results of Operation

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans of our business includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Milestones

We strive to offer world class wealth and investment management to everyone, not just high net worth individuals. In 5 years, we hope to have $1 billion in customer assets company-wide and grow our consumer base on the Avidus app. Taylor Hoffman, Inc. was incorporated in the State of Delaware and began operations in December 2018.

Since then, we have:

- Taylor Hoffman's app, Avidus, launched and ready to democratize investment management nationwide
- $325 million assets under management from our existing clients
- On track for $2.5 million recurring revenue
- A highly experienced team, with board members that include retired Navy Seal Captain Tom Chaby
- Partnerships with leaders in Fintech such as Apex Clearing, Plaid, and Orion Advisors

Historical Results of Operations

Our company was organized in December 2018 and has limited operations upon which prospective investors may base an evaluation of performance.

- *Revenues*: For the period ended December 31, 2022, the company had revenues of $2,346,778 compared to the year ended December 31, 2021 when the company had revenues of $1,893,833.

- *Assets*: As of December 31, 2022, the company had total assets of $1,813,887 including $21,865 in cash. As of December 31, 2021, the company had $2,239,438 in total assets including $49,040 in cash
- *Net Loss*: The company has had net losses of $1,103,713 and net losses of $768,788 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively
- *Liabilities*: The company's liabilities totaled $1,686,627 for the fiscal year ended December 31, 2022 and $2,931,515 for the fiscal year ended December 31, 2021

Liquidity & Capital Resources

To-date, the company has been financed with $1,345,000 in SAFE notes converted to equity and $496,550 from a capital raise on a crowdfunding platform.

After the capital raises, we have put the capital to work growing the platform on Avidus and marketing the app in the Richmond, Virginia area.

We are currently not planning to raise additional capital and plan to maintain our business with the revenue derived from our existing business. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the existing revenue will be sufficient to continue growing the Avidus app. This uncertainty was increased after the capital raise drew less funds than expected. There is no guarantee that if we decide to raise additional funds in the future that the company will receive any investments from investors.

Runway and Short/Mid Term Expenses

Taylor Hoffman, Inc cash in hand is $47,079 as of March 2023. During the previous quarter, revenues were $657,291 and operational expenses were $454,419, with profit of $202,872. Our intent is to continue to remain profitable in the near-term and re-evaluate our growth strategy long-term.

We have decreased the amount that we are spending to develop Avidus. We have also ceased our relationships with the marketing firms we had previously engaged primarily due to a lack of results.

We expect our revenue to remain steady at a $2,500,000 annually and to keep our expense ratio as low as possible. Our current revenue is still mainly generated by our wealth management business, which continues to be profitable.

Taylor Hoffman was not profitable in 2021 or 2022 due to the expenditures on Avidus to facilitate growth in user experience and user count. We intend to use Avidus as an important tool in our business but may change the strategy surrounding its marketing and usage. We expect be profitable in 2023. All other growth initiatives will be derived from the profits of the firm instead of capital raises.

Taylor Hoffman owns an incredibly profitable wealth management practice that is able to cover the salaries of all Taylor Hoffman, Inc's employees. We have access to short-term credit lines that will supplement any cash needs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Brandon Taylor
_____
(Signature)

Brandon Taylor
_____
(Name)

CEO
_____
(Title)

04/28/2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Taylor Hoffman, Inc.		
Consolidated Balance Sheet		
As of December 31, 2021 and 2022		
2022 Unaudited		
	2021	2022
Assets		
Current Assets:		
Cash and cash equivalents	49,040	21,865
Accounts Receivable	-	250
Investments held for sale	14,093	8,182
Due from shareholders	21,181	17,493
Total Current Assets	84,314	47,790
Fixed Assets:		
Furniture & fixtures	272,642	226,738
Leasehold improvements	61,978	-
Machinery & Equipment	42,312	-
(Less accumulated depreciation)	(129,257)	(91,558)
Total Fixed Assets	247,675	135,180
Intangible assets:		
Brokerage application	678,065	678,065
Domains	43,257	43,257
(Less accumulated amortization)	(67,831)	(206,326)
Total intangible assets	653,491	514,996
Non-current assets:		
Right-of-use assets (ROU)	1,457,908	1,186,975
(Less accumulated amortization- ROU)	(210,042)	(71,054)
Security deposits	6,092	-
Total non-current assets	1,253,958	1,115,921
Total Assets	2,239,438	1,813,887
Liabilities & Stockholders' Equity		
Current liabilities:		
Lease liabilities	143,273	90,794
Equipment financing agreements (EFAs)	35,759	35,759
Lines of Credit	62,497	60,241
Accounts Payable	130,793	104,584
Total current liabilities	372,322	291,378
Non-current liabilities:		
Promissory notes	-	274,750
Equipment financing agreements (EFAs) Net of Current Portion	109,600	80,787
SAFE convertible notes	1,345,000	-
Lease liabilities, net of current portion	1,104,593	1,039,712
Total non-current liabilities	2,559,193	1,395,249
Total Liabilities	2,931,515	1,686,627
Stockholders' equity:		
Class A Common stock	100	100
Class B Common stock	5	10
Preferred Stock	-	12
Additional paid-in capital	304,117	2,248,284
Unearned (deferred) compensation	(119,582)	(160,316)
Dividends	(120,000)	(120,000)
Other comprehensive income	10,082	9,290
Accumulated Profits (losses)	1,989	(746,407)
Net income (loss)	(768,788)	(1,103,713)
Total Stockholders' Equity:	(692,077)	127,260
Total Liabilities and Stockholders' Equity	2,239,438	1,813,887

The accompanying notes are an integral part of these consolidated financial statements

	2022	2021
Taylor Hoffman, Inc.		
Consolidated Statement of Income		
For the Years ending December 31, 2021 and 2022		
2022 Unaudited		
Revenue:		
Fee Income	2,331,437	1,872,081
Other Revenues	15,341	21,752
Total Revenue	2,346,778	1,893,833
Expenses:		
Salaries, benefits & payroll taxes	1,419,901	1,472,611
Training & Education	2,124	35,370
IT software & consumables	658,627	319,279
Insurance	138,832	117,620
Legal & Professional Services	138,274	115,839
Advertising & Marketing	455,340	155,717
Conferences, meetings & travel	11,240	63,046
General & administrative expenses	78,798	78,578
Meals & Entertainment	17,941	34,273
Management fees	25,420	24,200
Lease expenses	162,200	77,736
Utilities	13,348	11,221
Taxes, licenses & other fees	19,785	11,955
Annual corporate donations	10,535	5,100
Depreciation	52,157	99,376
Amortization	138,495	2,253
Stock based compensation expense	22,893	17,114
Total Expenses	3,365,910	2,641,288
Income from operations (loss)	(1,019,132)	(747,455)
Other Income (Expenses):		
Gain (loss) on sale of stock	(74,789)	(9,543)
Interest income (expenses)	(9,792)	(11,790)
Total Other Income (expenses)	(84,581)	(21,333)
Net income (loss) for the year	(1,103,713)	(768,788)

The accompanying notes are an integral part of these consolidated financial statements.

	Taylor Hoffman, Inc.										
	Consolidated Statement of Changes in Stockholders' Equity										
	For the Year Ending December 31, 2022 and 2021										
	2022 Unaudited										

	Common Stock, Class A Shares	Common stock, Class A Par	Common stock, Class B Shares	Common stock, Class B Par	Preferred Stock Par	Preferred Stock Shares	Additional paid-in Capital	Retained earnings (accumulated deficit)	Dividends	Unearned (deferred) Compensation	Other Comprehensive Income	Total
Beginning Balance, December 31, 2020	100,000	100	4,000	4	-	-	235,947	1,989	(120,000)	(68,526)	-	49,514
Issuance of Common Stock, Class A												-
Issuance of Common Stock, Class B			570	1			57,541			(57,541)		1
Issurance of Preferred												-
Net Income (Loss)								(768,788)				(768,788)
Dividends												-
Stock based							10,629			6,485		17,114
Unrealized gains or losses on investments											10,082	10,082
Beginning Balance, December 31, 2021	100,000	100	4,570	5	-	-	304,117	(766,799)	(120,000)	(119,582)	10,082	(692,077)
Issuance of Common Stock, Class A												-
Issuance of Common Stock, Class B			1,120	5			70,661					70,666
Issurance of Preferred					12	12,026	1,836,184					1,836,184
Net Income (Loss)								(1,103,713)				(1,103,713)
Dividends												-
Stock based							37,322			(40,734)		(3,412)
Unrealized gains or losses on investments											(792)	(792)
Ending Balance, December 31, 2022	100,000	100	5,690	10	12	12,026	2,248,284	(1,870,512)	(120,000)	(160,316)	9,290	106,856

The accompanying notes are an integral part of these consolidated financial statements

Taylor Hoffman, Inc.
Consolidated Statement of Cash Flows
For the Year Ending December 31, 2022 and 2021
2022 Unaudited

	2022	2021
OPERATING ACTIVITIES		
Net Income	(1,103,713)	(768,788)
Adjustments to reconcile Net Income to Net Cash provided by operations:	-	
Depreciation and Amortization Expense	100,796	101,629
Stock based compensation expense		17,114
Loss on Sale of Assets	(793)	9,543
Changes In:	-	
Due from Shareholders	3,689	(3,597)
Lines of Credit	(2,256)	4,000
Accrued profit-sharing		(57,490)
Accounts Receivable	5,842	
Accounts Payable	(26,209)	112,257
Lease Liabilities	14,585	
Note Payable	274,750	
Net cash provided by operating activities	**(733,309)**	**(585,332)**
INVESTING ACTIVITIES		
Investments	5,910	(14,093)
Mobile Application Development Cost	-	(646,520)
Domain Costs	-	(31,257)
Furniture and Fixtures	150,195	(159,921)
Net cash provided by investing activities	**156,105**	**(851,791)**
FINANCING ACTIVITIES		
Equipment Financing Agreements (EFAs)	(28,813)	145,359
Conversion of SAFE Note to Equity	(1,345,000)	
Deferred Compensation	(40,735)	
Issuance of SAFE convertible notes		1,345,000
Conversion of promissory notes to SAFE convertible notes		(140,000)
Equity Raised	1,964,577	
Net cash provided by financing activities	**550,029**	**1,350,359**
Net cash increase for period	(27,175)	(86,764)
Cash at beginning of period	49,040	135,804
Cash at end of period	21,865	49,040

The accompanying notes are an integral part of these consolidated financial statements.

TAYLOR HOFFMAN, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2022

About the Company & its Nature of operations

TAYLOR HOFFMAN, INC. ('the Company', 'the Parent'), is a corporation formed pursuant to the Delaware General Corporation law on December 13, 2018. The Company (together with its wholly owned subsidiaries) operates as an SEC registered investment adviser in the Commonwealth of Virginia. The Company's revenue source comes from annual asset management fees which are calculated on gross-deal level basis or an hourly fee for standalone financial planning services.

The Company wholly owns 'TAYLOR HOFFMAN WEALTH MANAGEMENT LLC' ('THWM'), a limited liability company organized under the limited liability company act of the State of Delaware on April 10, 2017. The Company conducts its asset management services through this subsidiary. THWM is not a registered broker-dealer, and therefore, it is not able to buy and sell securities for its own accounts as well as its customers and instead must go through a broker-dealer firm to do so. Securities are defined as exchangeable fiscal assets like bonds, equities, and options. THWM manages most of its client assets in a discretionary manner. Discretionary management indicates that an investment advisor makes buy and sell choices without needing the client's consent. The Company wholly owns 'TAYLOR HOFFMAN CAPITAL MANAGEMENT, LLC' ('THCM') a limited liability company organized under the limited liability company act of the State of Delaware on March 25, 2019. THWM and THCM are hereby referred to as 'the Subsidiaries'.

The Company previously operated under the name 'Zander advisors, LLC'.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of TAYLOR HOFFMAN, INC. and its wholly owned subsidiaries. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiaries into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Summary of significant accounting policies:

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in investor taste.
The investment management industry is intensely competitive, and competition can be based on a variety of factors including:
- Investment performance;

- Investor liquidity and willingness to invest;

- Investor perception of investment managers' drive, focus and alignment of interest;

- Business reputation;

- Quality of services provided to and duration of relationships with the investors;

- pricing and terms, including fees;

- the relative attractiveness of the types of investments that have been or will be made;
A variety of factors could exacerbate the competitive risks faced by the Company, including:
- Competitors may have a lower cost of capital and access to funding sources that are not available to the Company; and

- Competitors may charge lower management fees than those charged by the Company

The investment industry is materially affected by conditions in the global financial markets and economic conditions or events throughout the world that are outside of the Company's control, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (such as laws relating to taxation and regulations on the financial industry), pandemics or other public health events, trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances and the effects of climate change. Recently, markets have been affected by the COVID-19 pandemic, U.S. interest rates, the imposition of trade barriers, ongoing trade negotiations with major U.S. trading partners and changes in U.S. tax regulations.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:
Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation and amortization are recorded using the straight-line method over their respective estimated useful lives.

As of December 31, 2022, PPE included leasehold improvements amortized over a 15-year useful life, machinery & equipment amortized over a 5-year useful life and furniture and fixtures amortized over a 7-year useful life.

Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.
Capitalized software costs consist of fees paid to third parties for services provided to develop the software during the application development stage and payroll related costs for employees who are directly associated with and who devote time to developing the software, to the extent

of the time spent directly on the project and activities include but are not limited to coding and testing during the application development stage.

Intangible assets include software costs which were incurred by the Company to develop a brokerage mobile application which became available for general release during 2021.The Company amortizes software development costs based on a 5-year useful life. Moreover, intangible assets include domain names amortized ratably over a 15-year useful life.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

Investments

The Company records investments it holds in various securities at cost and adjusts the value of these investments to reflect fair value. Unrealized gains and losses are recorded in other comprehensive income with any realized gains or losses charged to earnings.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

As of December 31, 2022, the Company has $274,750 in notes payable outstanding to Mr. Brandon Taylor (the Company's Chief Executive Officer and Chief Investment Officer). Brandon Taylor also purchased $100,000 of equity during the capital raise, which amounted to 400 shares and is owned in an SPV.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with subsequent amendments. The amended ASU 2016-02 requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. Under legacy GAAP, operating leases were not recognized by a lessee in its balance sheet. In general, the asset and liability each equal the present value of lease payments. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. The amended ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP.

Prior to January 1, 2019, the Company accounted for leases under ASC 840, Accounting for Leases. Effective January 1, 2019, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset (lessee's right to use an asset over the life of a lease or "ROU") and a lease liability for virtually all leases. The Company adopted ASC 842 under the simplified transition method, which allows companies to forgo the comparative reporting requirements initially required under the modified retrospective transition approach and apply the new guidance prospectively. The adoption of ASC 842 on January 1, 2019, resulted in the recognition of operating lease right-of-use assets and operating lease liabilities of $270,933 for one lease and $1,186,975 for another lease, and a zero cumulative-effect adjustment to retained earnings. Lease expense is recognized on a straight-line basis over the lease term.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's primary source of revenue is an asset management fee which is based on the asset units that are managed on behalf of an investor. The Company charges an annual fee based on the following:

- Up to $500,000: 1.25%

- $500,001- $20,000,000: 1.00%

The fee is prorated and billed on a quarterly basis, in advance, based on the market value of the assets on the last day of the previous billing period as valued by the custodian of the assets; 'Charles Schwab & Co., Inc.'.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, the State of Virginia and to franchise tax filing requirements in the State of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Class A Common Stock, Class B Common Stock, and Preferred Stock. The total number of shares of Class A Common Stock authorized to be issued is two hundred thousand (200,000) shares at a par value of $0.001 per share. The total number of shares of Class B Common Stock authorized to be issued is two hundred thousand (200,000) shares at a par value of $0.001 per share. The total number of shares of Preferred stock authorized to be issued is five thousand (5,000) shares at a par value of $0.001 per share.
On February 4, 2022, the Company amended its certificate of incorporation to authorize for the issuance of 200,000 shares of preferred stock at a par value of $0.001.

Class A Common Stock

As of December 31, 2022, the total number of shares of class A Common Stock, issued and outstanding was 100,000.

Class B Common Stock

As of December 31, 2022, the total number of shares of class B Common Stock, issued and outstanding was 5,991, including stock issued under the 2019 Incentive Stock Plan.

Preferred Stock

As of December 31, 2022, the total number of shares of Preferred Stock issued and outstanding was 12,026 shares.

The rights, preferences, privileges and restrictions of Class A Common Stock and Class B Common Stock are equal and identical, including, without limitation, equal and identical rights to distributions and liquidation proceeds, except that Class A Common Stock is voting Common Stock and Class B Common Stock is non-voting and holders of Class B Common Stock have no voting rights other than as specifically required by the Delaware General Corporation Law, as amended. The Class B Common Stock shall be reserved for issuance pursuant to one or more incentive equity plans, which the Corporation may form from time to time. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan in 2019, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or Restricted stock and only Employees are eligible for the grant of ISOs. The plan is effective for a term of 10 years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 200,000 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant. If the option was granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Leases

The Company entered into a lease agreement during 2021 with lease commencement date on April 1, 2022. The future minimum lease payments are to be paid according to the following schedule:

Period	Minimum payment
April 1, 2022 – April 1, 2023	$11,070.13
May 1, 2023 – May 1, 2024	$11,402.23
June 1, 2024 – June 1, 2025	$11,744.30
July 1, 2025 – July 1, 2026	$12,096.63
August 1, 2026 – August 1, 2027	$12,459.52
September 1, 2027 – September 1, 2028	$12,833.31
October 1, 2028 – October 1, 2029	$13,218.31
November 1, 2029 – November 1, 2030	$13,614.86
December 1, 2030 – January 1, 2031	$14,023.30
February 1, 2031 – February 1, 2032	$14,444.00

Litigation and Contingencies

The firm is not aware of any pending or threatened litigation, claims, or assessments with respect to its activities on behalf of the Firm as of April 27, 2023.

Subsequent events

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.